UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 16, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n. 12793

MINUTES OF THE FISCALCOUNCIL MEETING

HELD ON NOVEMBER 16, 2017

1.                                     Date, Time and Place: Held on November 16, 2017, at 11:00AM, at the headquarters of Fibria Celulose S.A. (“Company”), located at Rua Fidêncio Ramos, no. 302, 3rd and 4th (part) floors, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo, CEP 04551-010.

2.                                     Call notice: Call notice realized in accordance with the item 4.3 of the Internal Rules of the Fiscal Council.

3.                                     Attendance: The totality of the members of the Fiscal Council of the Company: Maurício Aquino Halewicz (Chairman of the Fiscal Council), Gilsomar Maia Sebastião e Domenica Eisenstein Noronha.

4.                                     Meeting Board: Mr. Maurício Aquino Halewicz, as the Chairman and Mr. André Luiz Gonçalves, as Secretary.

5.                                     Agenda: The members of the Fiscal Council are met to exam and give their opinion about the following proposal to be submitted to the Special General Meeting of the Company (“SGM”‘):(i) the execution of the “Protocol and Justification of Merger of Fibria-MS Celulose Sul Mato-Grossense Ltda. into Fibria Celulose S.A.” executed by the management of Fibria-MS Celulose Sul Mato-Grossense Ltda., a limited liability company enrolled with the National Corporate Taxpayers Register (CNPJ) under No. 36.785.418/0001-07, with its articles of incorporation filed with the JUCESP under State Registration (NIRE) No. 35.225.356.634, (the “Absorbed Company”), and the management of the Company on November 16, 2017, which reflects the terms of the merger of the Absorbed Company into the Company (the “Protocol”); (ii) the ratification of the appointment and engagement by the Company of PricewaterhouseCoopers Auditores Independentes, as the specialized firm to prepare the book value valuation report on the shareholders’ equity of the Absorbed Company (the “Book Value Valuation Report”); (iii) approve the Book Value Valuation Report; (iv) the merger of the Absorbed Company into the Company, with the extinguish of the Absorbed Company (“Merger”); (v) issue a report about the merger of the Absorbed Company into the Company .

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, by unanimous vote, without reservations and/or qualifications, the following was approved:

6.1.                           Give a favorable opinion for the execution of the Protocol, which states the terms, conditions and clauses of the merger of the Absorbed Company by the Company;

6.2                              Give a favorable opinion to ratify the appointment and engagement of Valuation Company to prepare the Book Value Valuation Report, according to the article 226 of the Corporate Law;

6.3                              Give a favorable opinion for the approval of the Book Value Valuation Report prepared by the Valuation Company by the accounting criteria, at the base date September 30, 2017 (“Base Date”), which is the Appendix 10.6 of the Protocol (“Valuation Report”);

6.4                              Give a favorable opinion of the merger of the Absorbed Company into the Company, in accordance with the terms described in the Protocol, to be submitted to the SGM.

6.5                              Approve the issuance of the report about the merger of the Absorbed Company by the Company, as the Appendix I of this minutes.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all attendees.

São Paulo, November 16, 2017

Meeting Board:

Maurício Aquino Halewicz	André Luiz Gonçalves
Chairman	Secretary

Fiscal Council members:

Maurício Aquino Halewicz	Gilsomar Maia Sebastião

Domenica Eisenstein Noronha

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n. 12793

APPENDIX I OF THE MINUTES OF THE FISCALCOUNCIL MEETING

HELD ON NOVEMBER 16, 2017

REPORT FROM THE FISCAL COUNCIL

The Fiscal Council of FIBRIA CELULOSE S.A. (“Company”), in compliance with the applicable laws and stautory rules, in a meeting held on November 16, 2017 at Company’s headquarter, examined the “Protocol and Justification of Merger of Fibria-MS Celulose Sul Mato-Grossense Ltda. into Fibria Celulose S.A.” executed by the management of Fibria-MS Celulose Sul Mato-Grossense Ltda. (“Fibria-MS”) and the management of the Company and its appendixes.

Based on the documents examined and the information and clarification given by the management of the Company, give a favorable opinion for the approval, by the shareholders of the Company, to the merger of Fibria-MS into the Company, according to the terms stated in the protocol and justification agreement.

São Paulo, 16 de novembro de 2017.

Maurício Aquino Halewicz	Gilsomar Maia Sebastião

Domenica Eisenstein Noronha

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO